SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. __)


                              METRO NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   591918 10 7
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                                 (CUSIP Number)


                               WESTWOOD ONE, INC.
                              9540 WASHINGTON BLVD.
                              CULVER CITY, CA 90232
                          ATTENTION: MR. GARY J. YUSKO
                                 (310) 840-4303
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  JUNE 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.



C:\DATA\EDGAR\#569529 v2.rtf

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              WESTWOOD ONE, INC.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) [ ]
                   (b) [X]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
             00
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [ ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- ----------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
--------- ----------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     10,166,360**
--------- ----------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0
--------- ----------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,166,360**
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                         [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          52.7%**
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

** INCLUDES 2,549,750 SHARES OF METRO NETWORK, INC.'S COMMON STOCK ISSUABLE UPON CONVERSION OF THE 2,549,750 OUTSTANDING SHARES OF METRO NETWORKS, INC.'S SERIES A CONVERTIBLE PREFERRED STOCK.

ITEM 1.           SECURITY AND ISSUER

                  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of the Metro Networks, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2800 Post Oak Blvd., Suite 4000, Houston, Texas 77056-6199.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a),(b),(c) and (f). This Statement on Schedule 13D is filed on behalf of Westwood One, Inc., a Delaware corporation ("Westwood"). Westwood is a leading producer and distributor of nationally sponsored radio programs and the largest radio network in the United States. Westwood also owns and operates Westwood One Broadcasting Services, Inc., which provides local traffic, news, sports and weather programming to radio stations and other media outlets in sixteen cities, including New York, Los Angeles, Philadelphia and Chicago. The business address of Westwood, which also serves as its principal office, is 9540 Washington Boulevard, Culver City, California 90232. The name, business address, present principal occupation or employment and citizenship of each director and executive office of Westwood is set forth on Appendix I hereto and incorporated herein by reference.

                  (d) During the last five years, neither Westwood nor, to Westwood's knowledge, any of the directors or executive officers identified on Appendix I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Westwood nor, to Westwood's knowledge, any of the directors or executive officers identified on Appendix I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In order to induce Westwood to enter into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 1, 1999, among Westwood, Copter Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Westwood ("Merger Sub"), and the Company, David I. Saperstein, Charles I. Bortnick and Shane E. Coppola (referred to herein collectively as the "Company Stockholders"), each of whom is a director and an executive officer of the Company, entered into a Company Stockholder Voting Agreement, dated as of June 1, 1999 (the "Company Stockholder Voting Agreement"), with Westwood. The Company Stockholder Voting Agreement relates solely to the vote of the Company Stockholders' shares of the Company's voting capital stock on the adoption and approval of the Merger Agreement at the special meeting of the Company's stockholders to be held for the purpose of considering such adoption and approval. The Company Stockholders entered into the Company Stockholder Voting Agreement as a condition to, and in consideration for, Westwood entering into the Merger Agreement.

                  In connection with the execution of the Merger Agreement and the Company Stockholder Voting Agreement, Westwood also entered into a Consulting Agreement dated as of June 1, 1999 with Mr. Saperstein (the "Saperstein Consulting Agreement"), an Employment Agreement dated as of June 1, 1999 with Mr. Bortnick (the "Bortnick Employment Agreement") and an Employment Agreement dated as of June 1, 1999 with Mr. Coppola (the "Coppola Employment Agreement"). Each of the Saperstein Consulting Agreement, the Bortnick Employment Agreement and the Coppola Employment Agreement will, pursuant to its terms, become effective only upon consummation of the Merger. The foregoing descriptions of the Saperstein Consulting Agreement, the Bortnick Employment Agreement and the Coppola Employment Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, a copy of each of which has been filed as an exhibit hereto and is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION

                  Westwood entered into the Company Stockholder Voting Agreement for the purpose of facilitating the adoption and approval of the Merger Agreement by the Company's stockholders. Pursuant to the Company Stockholders Voting Agreement, each Company Stockholder agreed with Westwood that for an established period of time, such Company Stockholder would, among other things, vote or cause to be voted all shares of voting capital stock of the Company beneficially owned by such Company Stockholder or its wholly owned affiliates in favor of the adoption and approval of the Merger Agreement. In addition, each Company Stockholder agreed to appoint representatives of Westwood as proxies to vote all voting capital stock of the Company beneficially owned by such Company Stockholder or its wholly owned affiliates in favor of the adoption and approval of the Merger Agreement.

                  Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Westwood. Upon consummation of the Merger, the separate corporate existence of Copter Acquisition Corp. will cease and the existing stockholders of the Company will become stockholders of Westwood in accordance with the terms of the Merger Agreement.

                  At the effective time of the Merger, each outstanding share of Common Stock will be converted into the right to receive 1.5 shares of common stock, par value $.01 per share, of Westwood ("Westwood Common Stock") and each outstanding share of Series A Convertible Preferred Stock, par value $.001 per share, of the Company ("Series A Preferred Stock") will be converted into the right to receive 1.5 shares of a corresponding series of preferred stock of Westwood.

                  The consummation of the Merger is subject to the adoption and approval of the Merger Agreement by the Company's stockholders and the approval of the issuance of Westwood Common Stock in the Merger by Westwood's stockholders. The Merger also is subject to, among other conditions, the receipt of all necessary regulatory approvals, including approvals pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                  The foregoing descriptions of the Merger Agreement and the Company Stockholder Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, a copy of each of which has been filed as an exhibit hereto and is incorporated herein by reference.

                  Except as set forth in this Item 4, Westwood has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) Westwood beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 10,166,360 shares of Common Stock. Such amount includes (1) 7,615,610 shares of Common Stock of which Mr. Saperstein is the record owner, (2) 2,549,750 shares of Common Stock issuable upon conversion of 2,549,750 shares of the Series A Preferred Stock of which Mr. Saperstein is the record owner and (3) 1,000 shares of Common Stock of which Mr. Coppola is the record owner, but of which, in each case, Westwood may be deemed to be the beneficial owner as a result of the Company Stockholder Voting Agreement. Based on the Company's representation to Westwood in the Merger Agreement that as of May 31, 1999 there were 16,730,969 shares of Common Stock outstanding and 2,549,750 shares of Common Stock issuable upon conversion of 2,549,750 outstanding shares of Preferred Stock, Westwood beneficially owns 52.7% of the outstanding Common Stock.

                  (b) Pursuant to the Company Stockholder Voting Agreement, each Company Stockholder agreed with Westwood that for an established period of time, such Company Stockholder would, among other things, vote or cause to be voted all shares of voting capital stock of the Company beneficially owned by such Company Stockholder or its wholly owned affiliates in favor of the adoption and approval of the Merger Agreement. In addition, each Company Stockholder agreed to appoint representatives of Westwood as proxies to vote all voting capital stock of the Company beneficially owned by such Company Stockholder or its wholly owned affiliates in favor of the adoption and approval of the Merger Agreement. As a result, Westwood shares the power to vote (1) the 7,615,610 shares of Common Stock owned of record by Mr. Saperstein, (2) the 1,000 shares of Common Stock owned by Mr. Coppola and (3) the 2,549,750 shares of Preferred Stock owned of record by Mr. Saperstein (or the shares of Common Stock issuable upon the conversion of such shares) with Mr. Saperstein or Mr. Coppola, as the case may be.

                  (c) Except as set forth or incorporated by reference herein, neither Westwood nor, to the best of its knowledge, any executive officer or director of the Westwood identified on Appendix I hereto has effected any transaction in the Common Stock during the past 60 days.

                  (d) Pursuant to the terms of the Company Stockholder Voting Agreement, each of the Company Stockholders has agreed to disgorge to Westwood certain profits from the sale of such Company Stockholder's shares of voting capital stock of the Company in the event that (i) the Merger Agreement is terminated under certain circumstances where Westwood is entitled to receive a Termination Fee (as defined in the Merger Agreement) or (ii) a Company Acquisition Proposal (as defined in the Merger Agreement) is made and the Merger subsequently is consummated for an amount of consideration exceeding that contemplated by the Merger Agreement.

                  The foregoing description of the Company Stockholder Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Company Stockholder Voting Agreement, a copy of which has been filed as an exhibit hereto and is incorporated herein by reference.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  The matters described in Items 3, 4 and 5 hereof are incorporated by reference in this Item 6 as if fully set forth herein.

                  Other than the Company Stockholder Voting Agreement, the Merger Agreement, the Saperstein Consulting Agreement, the Bortnick Employment Agreement and the Coppola Employment Agreement, there are no contracts, understandings, or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  The foregoing descriptions of the Merger Agreement, the Company Stockholder Voting Agreement, the Saperstein Consulting Agreement, the Bortnick Employment Agreement and the Coppola Employment Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, a copy of each which has been filed as an exhibit hereto and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of June 1, 1999, by and among Westwood One, Inc., Copter Acquisition Corp., and Metro Networks, Inc. (incorporated by reference to Exhibit
                    2.1 to Westwood's Current Report on Form 8-K filed with the Securities Exchange Commission on June 4, 1998).

Exhibit 2 Company Stockholders Voting Agreement, dated as of June 1, 1999, by and among Westwood, Inc., David I. Saperstein, Charles I. Bortnick and Shane E. Coppola

Exhibit 3 Consulting Agreement, dated as of June 1, 1999, between Westwood One, Inc. and David I. Saperstein

Exhibit 4 Employment Agreement, dated as of June 1, 1999, between Westwood One, Inc. and Charles I. Bortnick

Exhibit 5 Employment Agreement, dated as of June 1, 1999, between Westwood One, Inc. and Shane E. Coppola

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 1999                    By:  WESTWOOD ONE, INC.

                                       By: /s/ Gary J. Yusko
                                           -----------------------------------
                                           Gary J. Yusko
                                           Senior Vice President -
                                           Financial Operations

                                   APPENDIX I

                  The following table sets forth the name, business address, position with Westwood and principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted by each director and executive officer of Westwood. The principal business address of Westwood is 9540 Washington Boulevard, Culver City, California 90232. All of the individuals whose names are listed below are citizens of the United States.

Name and Business Address                       Position with Westwood; Principal Occupation or Employment
-------------------------                       ----------------------------------------------------------
Mel Karmazin                                    Director; Chief Executive Officer, President and Chief Operating Officer
                                                of CBS Corporation; Chief Executive Officer and President of Infinity
                                                Broadcasting Corporation
                                                51 West 52nd Street
                                                New York, NY  10019

Norman J. Pattiz                                Chairman of the Board
                                                9540 Washington Blvd.
                                                Culver City, California 90232

Joseph B. Smith                                 Director; President of Unison Productions, Inc.
                                                814 Greenway Drive
                                                Beverly Hills, California  90210

Paul G. Krasnow                                 Director; President of Krasnow Insurance Services, Inc.
                                                11111 Santa Monica Blvd., Suite 1050
                                                Los Angeles, California 90025

Farid Suleman                                   Director, Executive Vice President, Chief Financial
                                                Officer and Secretary; Executive Vice President, Chief Financial
                                                Officer and Treasurer of Infinity Broadcasting
                                                Corporation; Senior Vice President, Finance of CBS Corporation
                                                40 West 57th Street,
                                                14th Floor
                                                New York, NY  10019

David L. Dennis                                 Director; Managing Director, Investment Banking of Donaldson, Lufkin &
                                                Jenrette Securities Corporation
                                                2121 Avenue of the Stars, 30th Floor
                                                Los Angeles, California 90067

Steven A. Lerman                                Director; Member of the law firm of Leventhal, Senter and Lerman PLLC
                                                2000 K Street, N.W., Suite 600
                                                Washington, D.C. 20006

Gerald Greenberg                                Director; President of MJJ Music
                                                2100 Colorado Avenue
                                                Santa Monica, California 90404



                                      I-I

Joel Hollander                                  President and Chief Executive Officer
                                                1675 Broadway, 17th Floor
                                                New York, New York 10019



                                  EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Merger, dated as of June 1, 1999, by and among Westwood One, Inc., Copter Acquisition Corp., and Metro Networks, Inc. (incorporated by reference to Exhibit
                    2.1 to Westwood's Current Report on Form 8-K filed with the Securities Exchange Commission on June 4, 1998).

Exhibit 2 Company Stockholders Voting Agreement, dated as of June 1, 1999, by and among Westwood, Inc., David I. Saperstein, Charles I. Bortnick and Shane E. Coppola*

Exhibit 3 Consulting Agreement, dated as of June 1, 1999, between Westwood One, Inc. and David I. Saperstein*

Exhibit 4 Employment Agreement, dated as of June 1, 1999, between Westwood One, Inc. and Charles I. Bortnick*

Exhibit 5 Employment Agreement, dated as of June 1, 1999, between Westwood One, Inc. and Shane E. Coppola*



-----------------------------
*  Filed herewith